July 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention: Chris Edwards

Re:	60 Degrees Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-288550
Filed July 7, 2025

Ladies and Gentlemen:

60 Degrees Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 5:15 p.m. Eastern Time on July 14, 2025, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

In making this acceleration request, the Company acknowledges that:

i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement; and

iii)	the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference Carmel LLP, by contacting Ross Carmel, Esq. at (646) 838-1310 or rcarmel@srfc.law.

Very truly yours,

/s/ Geoffrey S. Dow
Geoffrey S. Dow Chief Executive Officer